CETERA ADVISOR NETWORKS LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER
8-29577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Advisor Networks LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard, Suite 1300
(No. and Street)

El Segundo	CA	90245-5672
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 W 5th Street, #2700	Los Angeles	California	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Shelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cetera Advisor Networks LLC, as of December 31, 20 18 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA D. FEDDEMA
Notary Public
State of Minneaota
My Commission Expires
January 31, 2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

0 (a) Facing Page.
0 (b) Statement of Financial Condition.
D (c) Statement oflncome (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
D (d) Statement of Changes in Financial Condition.
D (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
D (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
§ (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Urider Rule 15c3-3.
D U) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (not required)
0 (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
O (1) An Oath or Affirmation.
D (m) A copy of the SIPC Supplemental Report.
D (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report oflndependent Registered Public Accounting Firm thereon. (bound separately)

*'!<*For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors Networks LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Advisors Networks LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2016.

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	30,756,535
Fees and commissions receivable		40,380,590
Receivable from clearing broker		548,866
Other receivables		8,644,871
Other assets, net of allowance of $228,479		4,380,161
Total assets	$	84,711,023

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Fees and commissions payable	$	35,868,145
Accrued expenses and accounts payable		1,972,291
Accrued compensation		1,688,805
Deferred revenue		724,752
Regulatory and legal reserve		2,456,983
Other liabilities		4,614,095
Total liabilities		47,325,071

COMMITMENTS AND CONTINGENCIES (NOTE 9)

MEMBER'S EQUITY		37,385,952
Total liabilities and member's equity	$	84,711,023

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). On July 15, 2018, Aretec entered into an Agreement and Plan of Merger with GC Two Holdings, Inc. ("GC Two") and GC Two Merger Sub, Inc. On October 1, 2018, GC Two Merger Sub merged with and into Aretec with Aretec surviving the merger and continuing as a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is wholly owned subsidiary of GC Two.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors. In addition, receivable from affiliate for related party transactions.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis, and are stated at fair value. As of December 31, 2018, securities owned of $83,859 are included in other assets. Securities sold, not yet purchased are included in other liabilities and are zero as of December 31, 2018. See Note 3 for more information.

Other Assets

Other assets include financial advisor notes receivable and advances. The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date or repayment of another loan, an allowance for uncollectible amounts is recorded using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

Other assets primarily include unamortized recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the investment program's contract of approximately 16 years while transition allowances are typically amortized over the estimated customer useful life of 6 years. As of December 31, 2018, the Company had unamortized recruiting and transition allowances of $2,562,251. See Contract Acquisition Costs below.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file a federal income tax return. The Company's financial results are included in a consolidated tax return with Aretec and GC Two. The Company recognizes income tax expense in its financial statements using the separate return method. Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return. As part of the company's tax sharing agreement with Cetera Holdings, the Company does not separately record deferred income taxes in its financial statements.

As of December 31, 2018, the Company determined that it had no uncertain tax positions that affected its financial position and will continue to evaluate for uncertain tax positions in the future. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the Statement of Income. The Company expects to adopt the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on the Statement of Financial Condition for operating leases; and (2) providing significant new disclosures about our leasing activities.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. ASU 2016-13 becomes effective beginning after December 15, 2019. The Company will evaluate the impact of this ASU on our financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's

performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company will evaluate the impact of this ASU on our consolidated financial statements and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be   used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2018 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 1,333,726	$ -	$ -	$ 1,333,726
Securities owned - recorded in Other Assets:				
Equity securities	55,791	-	-	55,791
Mutual funds	28,068		-	28,068
Total securities owned	83,859	-	-	83,859
Total	$ 1,417,585	$ -	$ -	$ 1,417,585

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly Equity traded securities and mutual funds with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1.

NOTE 4 – ADVISOR NOTES RECEIVABLE AND ADVANCES

The Company's advisor notes receivable, comprised of forgivable and payback loans, as of December 31, 2018 are included in other assets and total $180,375, net of allowance of $115,079, and $7,500, net of allowance of zero, respectively.

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses incurred as of the reporting period. Included in other assets, outstanding advances due from advisors was $785,664, net of allowance of $113,400, at December 31, 2018.

NOTE 5 - INCOME TAXES

The Company had no unsettled liability with Cetera Holdings for income taxes as of December 31, 2018.

The Company believes that, as of December 31, 2018, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2018.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2015. The Company's state income tax returns are open to audit under the statute of limitations for 2014 to 2017.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2018 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 7 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses primarily include overhead services related to operations and risk management, finance and administration, IT, and strategic integration. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial. As of December 31, 2018, there were no outstanding payables to Cetera Financial in connection with these services which would have been included in accrued expenses and accounts payable.

Cetera Financial is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

Cetera Investment Services LLC, an affiliate, provides custodial services for certain customer retirement accounts of the Company. As of December 31, 2018, there were no outstanding payables to Cetera Investment Services LLC.

NOTE 8 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent, which is recognized on a straight-line basis over the period of the leases, and maintenance costs which are recognized as incurred. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ending December 31,
2019	$ 89,881
2020	42,888
Total	$ 132,769

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regards to legal proceedings are expensed as incurred and classified as other expense within the Consolidated Statement of Income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

The Company is being investigated by the SEC regarding whether the Company breached its fiduciary duties or other obligations by receiving SEC Rule 12b-1 fees from mutual funds and other fees in investment advisory accounts, including but not limited to revenue sharing payments and "markups" on expenses from its clearing firm. Due to the uncertain nature of the matter at this stage, we cannot predict whether the SEC will decide to pursue an enforcement action, or the probability of an unfavorable outcome; accordingly, the Company has not accrued for this matter. It is, however, at least possible that the Company could incur disgorgement costs related to remediating the claims asserted and currently estimates that those costs may range from $0 - $8.7 million, plus any applicable interest or civil penalties.

We have identified other certain pending matters for which loss is reasonably possible but not currently feasible to reasonably estimate the amount or a range of reasonably possible loss. However, management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the Company's financial condition.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2018, the Company complied with all such requirements.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2018, the Company had net capital of $9,764,494, which was $9,514,494 in excess of required net capital of $250,000.

NOTE 11 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements, except as noted below.

On December 14, 2018, Cetera Advisor Networks ("CAN") and North Ridge Securities Corp. ("North Ridge") entered into a transaction agreement under which North Ridge's independent financial advisors would transition to CAN. This was a purchase of assets and not the business. The closing date of the agreement and effective date of the transaction was on February 1, 2019. At the closing date, CAN paid $4,000,000 to North Ridge and incurred other costs approximating $500,000. Concurrent with this transition, North Ridge began a winding down of its independent broker-dealer (North Ridge Securities). Consistent with industry practice for advisor recruiting agreements, CAN is providing certain incentives to the former CEO of North Ridge and to the advisors if certain time and performance targets are met.

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